September 10, 1999

Philip A. Barach
President and Chief Executive officer
Apex Mortgage Capital, Inc.
865 South Figueroa Street, Suite 1800
Los Angeles, CA  90017

Daniel K. Osborne
Executive Vice President and Chief Operating Officer
Apex Mortgage Capital, Inc.
865 South Figueroa Street, Suite 1800
Los Angeles, CA  90017

Gentlemen:

We have received your letter of September 7, 1999 regarding your proposal to acquire Impac Commercial Holdings, Inc. To enable us to analyze your proposal, please provide us with the following information:

1.  A description of the current business plan of Apex,

2. A description of the proposed business plan for Impac if Apex were to acquire control of Impac, including the use of and investment in derivatives;

3. Monthly balance sheets for Apex from inception through August 1999, showing total assets and shareholder equity, in a manner that will enable us to assess periodic effective leverage levels of the company;

4. A description of Apex's borrowings, including the average terms, whether such borrowings are secured or unsecured and whether such borrowings are committed or uncommitted;

5. A total return calculation for an Apex shareholder, assuming the shareholder: (a) purchased 100 shares of Apex stock in the initial offering (that is, on December 4, 1997) at the initial offering price ($15 per share), (b) received all dividends paid through September 7, 1999, (c) reinvested those dividends at a 5% annual rate and (d) sold the stock on September 7, 1999 at the closing price for Apex shares on September 7, 1999 (that is, $11.75 per share);

6. Your proposed composition of the board of directors of the combined company is Apex were to acquire control of Impac, and

7. Your proposal regarding the management of the combined company if Apex were to acquire control of Impac.

Finally, we note that (a) the merger agreement between AMRESCO Capital Trust and Impac provides for breakup fees and expenses of approximately $5.25 million and (b) if your proposal contemplates termination of the existing management agreement between Impac and Fortress, a termination payment to Fortress would be triggered. The management agreement was acquired by Fortress from previous management in May 1999 for $6 million and runs through 2002. Your response should address these issues.

These questions are preliminary; we may have additional inquiries as we learn more about your proposal. Upon receipt and review of all requested information, including any additional information that we may request, we will respond to your proposal in due course.

Sincerely,

/s/ Wesley R. Edens

Wesley R. Edens
Chairman of the Board and
Chief Executive Officer